SIDLEY AUSTIN BROWN & WOOD LLP

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FOUNDED 1866

BEIJING
GENEVA
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

WRITER'S DIRECT NUMBER
(212)839-8694

WRITER'S E-MAIL ADDRESS
mgolden@sidley.com

July 6, 2005

By Hand

Office of International Corporate Finance
Stop 0302
Securities and Exchange Commissi[redacted]
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Caribbean Cement Company Limited
(the "Issuer"); File No. 82-3715

Dear Ladies and Gentlemen:

On behalf of the Issuer, we hereby furnish the following information required by Rule 12g3-2(b)(1) of the Securities Exchange Act of 1934 (the "1934 Act"):

1. Annual Report for the year ended December 31, 2004;
2. Consolidated audited results for the twelve months ended March 31, 2005[1];
3. List of ten largest shareholders of the Issuer as of March 31, 2005[1];
4. List of directors' shareholdings of the Issuer as of March 31, 2005[1];
5. List of senior managers' shareholdings of the Issuer as of March 31, 2005[1].

---

[1] As required to be filed with the Jamaica Stock Exchange, under Rule 407 of the Jamaica Stock Exchange.

This information is provided with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the 1934 Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter with the messenger, who has been instructed to wait for the stamped copy.

Very truly yours,

Michael D. Golden

Enclosures

cc: Cordia J. Constable (without enclosures)

Caribbean Cement Company Limited
Consolidated Interim Financial Report For The Quarter Ended 31 March 2005

Directors' Statement

The volume of cement sales for the first quarter of this year increased by 14% over the corresponding period last year, and revenue increased by 11%. However, net profit after tax, which amounted to $154.9M, decreased by $8.5M or 5% over the profit reported for the corresponding period in 2004.

This is as a consequence of increases in payroll costs, following the settlement of the collective agreements for the hourly rated, and weekly paid employees and the increases in energy and freight rates. Additionally, clinker production was curtailed during this period as a result of major planned maintenance on the No. 3 Kiln and other auxiliary plant.

The Company formally launched its new product, Carib Cement Plus, during the quarter. This has been well received by the market, with sales growing steadily to the point where Carib Cement Plus amounted to 42% of sales over the period.

There has been a significant improvement in the Company's working capital for the first quarter. This resulted from increased cash inflows generated from improved sales as well as repayments on short-term borrowings and payments of corporation taxes. Hence working capital of $285.4 M compared to year-end balances of $118.7M in 2004

OUTLOOK

The medium term economic outlook is positive and we expect the market to remain robust. In line with these expectations, we have expanded our distribution network by opening a fourth depot in Spanish Town in April.

Discussions have reached an advanced stage with major lending institutions for the financing of the Plant Expansion and Modernization Project. We have also reached a significant milestone in our expansion and modernization programme with the engagement of F.L.Smidth on April 12, 2005 to supply the major equipment for the new kiln line. Construction works are expected to start in the third quarter of the year.

Brian Young
Chairman
April 28, 2005

Dr. Rollin Bertrand
Director
April 28, 2005

CARIBBEAN CEMENT COMPANY LIMITED

CONSOLIDATED INTERIM FINANCIAL REPORT
FOR THE THREE MONTHS ENDED 31 MARCH 2005

CONSOLIDATED CASH FLOW STATEMENT

	J$' 000 Unaudited As At March 31, 2005	J$' 000 Unaudited As At March 31, 2004	J$' 000 Audited As At December 31, 2004
Group Net Profit after Taxation	**154,855**	**163,385**	**842,361**
Adjustment for non-cash items	103,193	92,964	143,897
	258,048	256,349	986,258
Change in working capital	(461,101)	(276,769)	(423,867)
Net cash (Used in)/generated by operating activities	(203,054)	(20,420)	562,391
Net cash (Used in)/Provided by investing activities	(38,534)	(49,723)	(349,994)
Net cash generated by financing activities	183,948	141,457	(138,005)
(Decrease)/Increase in cash and short term funds	(57,640)	71,314	74,392
Cash and short term funds - beginning of period	21,747	(52,645)	(52,645)
Cash and short term funds - end of period	**(35,892)**	**18,669**	**21,747**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	J$' 000 Unaudited Three Months March 31, 2005	J$' 000 Unaudited Three Months March 31, 2004	J$' 000 Audited Year Ended December 31, 2004
Balance at beginning of period	2,242,045	1,459,264	1,459,264
Net Profit for period	154,855	163,385	842,361
Dividends	-	-	(59,580)
Balance at end of period	**2,396,900**	**1,622,649**	**2,242,045**

Notes

1. **Accounting Policies**

Accounting policies used in the preparation of these financial statements are consistent with those used in the audited financial statements for the year ended December 31, 2004.

CARIBBEAN CEMENT COMPANY LIMITED

CONSOLIDATED INTERIM FINANCIAL REPORT
FOR THE THREE MONTHS ENDED 31 MARCH 2005

CONSOLIDATED PROFIT & LOSS ACCOUNT

	J$' 000 Unaudited Three Months March 31, 2005	J$' 000 Unaudited Three Months March 31, 2004	J$' 000 Audited Year Ended December 31, 2004
SALES (CEMENT TONNES)	231,349	202,674	803,855
REVENUE	**1,539,650**	**1,384,868**	**5,452,759**
OPERATING PROFIT	**222,636**	**253,857**	**888,777**
Finance Cost- Net	(4,428)	(29,289)	(29,765)
Profit Before Taxation	**218,208**	**224,568**	**859,012**
Taxation	(63,353)	(61,183)	(16,651)
GROUP NET PROFIT AFTER TAXATION	**154,855**	**163,385**	**842,361**
Earnings per ordinary stock unit			
Cents - Basic & Diluted	18.19	19.20	98.97
Operating Profit/Revenue Ratio	14%	18%	16%

CONSOLIDATED BALANCE SHEET

	J$' 000 Unaudited Three Months March 31, 2005	J$' 000 Unaudited Three Months March 31, 2004	J$' 000 Audited Year Ended December 31, 2004
Non-Current Assets	2,909,931	2,893,225	2,939,680
Current Assets	1,540,288	1,226,983	1,517,678
Current Liabilities	(1,254,889)	(1,415,350)	(1,399,013)
Non-Current Liabilities	(297,798)	(467,802)	(287,224)
Total Net Assets	**2,897,532**	**2,237,056**	**2,771,121**
Share Capital	425,569	425,569	425,569
Reserves	1,971,331	1,197,080	1,816,475
Shareholders' Equity	**2,396,900**	**1,622,649**	**2,242,045**
Deferred Gain	500,632	614,407	529,076
Group Equity	**2,897,532**	**2,237,056**	**2,771,121**

CARIBBEAN CEMENT COMPANY LIMITED
LIST OF (10) LARGEST SHAREHOLDERS
AS AT 31ST MARCH 2005

	NAME	NUMBER OF UNITS
1.	TCL (NEVIS) LIMITED	558,688,942
2.	TRINIDAD CEMENT LIMITED	71,876,497
3.	SCANCEM INTERNATIONAL (ST. LUCIA) LTD.	42,187,482
4.	SCOTIA JAMAICA INVESTMENT MANAGEMENT LIMITED - ACCOUNT 542.	11,116,511
5.	NATIONAL INSURANCE FUND	6,394,833
6.	MAYBERRY MANAGEMENT CLIENTS ACCOUNT	4,453,179
7.	PAN CARIBBEAN MERCHANT BANK A/C J1996	4,142,185
8.	GLEANER SUPERANNUATION FUND	3,957,179
9.	MANCHESTER PENSION TRUST FUND LIMITED	3,824,375
10.	WEST INDIES TRUST COMPANY LTD. A/C WT 109	3,571,714

CARIBBEAN CEMENT COMPANY LIMITED
SHAREHOLDING OF SENIOR MANAGERS
AS AT 31ST MARCH 2005

	NAME	NO. OF UNITS
1.	FRANCIS A. HAYNES	NIL
2.	CHESTER ADAMS	21,332
3.	MAXWELL BROOKS	6,466
4.	CORDIA CONSTABLE	NIL
5.	ORVILLE HILL	NIL
6.	ALICE HYDE	NIL
7.	DERRICK ISAAC	NIL
8.	PAUL LUE LIM	48,500
9.	JOHN MENDES	NIL
10.	DALMAIN SMALL	1,125
11.	GODFREY STULTZ	NIL
12.	KEN WILTSHIRE	NIL

CARIBBEAN CEMENT COMPANY LIMITED
SHAREHOLDING OF DIRECTORS
AS AT 31ST MARCH 2005

1.	ROLLIN BERTRAND	-	NIL
2.	HOLLIS HOSEIN	-	NIL
3.	LEOPOLD NAVARRO	-	NIL
4.	YUSUFF OMAR	-	NIL
5.	JUDITH ROBINSON	-	NIL
6.	PAUL STOCKHAUSEN	-	NIL
7.	ERNEST WILLIAMS	-	NIL
8.	BRIAN YOUNG	-	NIL